UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

(Amendment No. 2)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

CANADA LIFE FINANCIAL CORPORATION

(Name of Subject Company)

Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

Manulife Financial Corporation
200 Bloor Street East, North Tower 11
Toronto, Ontario M4W 1E5 Canada
(416) 926-3000
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

135113108
(CUSIP Number of Class of Securities (if applicable))

Andrew D. Brands, Esq.
Canada Life Financial Corporation
330 University Avenue
Toronto, Ontario, M5G 1R8 Canada
(416) 597-1440
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

December 27, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

     (a)

Attachment	Description

A	Offer to Purchase and Circular, dated December 27, 2002 (the “Offer and Circular”), relating to the offer (the “Offer”) by Manulife Financial Corporation (“Manulife”) to purchase all of the outstanding common shares of Canada Life Financial Corporation (“Canada Life”).*
B	Letter of Transmittal and Election Form, dated December 27, 2002, relating to the Offer.*
C	Notice of Guaranteed Delivery, dated December 27, 2002, relating to the Offer.*
D	Letter from Manulife to Canada Life shareholders, dated December 27, 2002, relating to the Offer.*
E	Questions & Answers About the Manulife Offer.*
F	Press Release, dated January 13, 2003.**
G	Letter from Manulife to Canada Life shareholders, dated January 24, 2003.
H	Answers to Commonly Asked Questions, entitled “Shareholders Ask”.
I	Instructions, entitled “Step by Step Instructions on How to Tender Your Shares”.

*Previously filed on Form CB on December 30, 2002.
**Previously filed on Form CB on January 14, 2003.

     (b)  Not applicable.

Item 2. Informational Legends

     A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Offer and Circular.

2

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Exhibit Number	Description

1	Annual Information Form of Manulife dated May 1, 2002.*

2	Manulife’s audited comparative consolidated financial statements for the year ended December 31, 2001, together with the auditors’ report thereon as set out on pages 26 to 53 of Manulife’s 2001 Annual Report for the year ended December 31, 2001.*

3	Management’s Discussion and Analysis for the audited comparative consolidated financial statements referred to in Exhibit 2 as set out on pages 6 to 25 of Manulife’s 2001 Annual Report for the year ended December 31, 2001.*

4	Manulife’s unaudited comparative interim consolidated financial statements for the nine months and three months ended September 30, 2002, as set out on pages 9 to 21 of Manulife’s Third Quarter Report to Shareholders for the quarter ended September 30, 2002.*

5	Management’s Discussion and Analysis for the unaudited comparative consolidated financial statements referred to in Exhibit 4 as set out on pages 6 to 8 of Manulife’s Third Quarter Report to Shareholders for the quarter ended September 30, 2002.*

6	Manulife’s Management Proxy Circular dated February 28, 2002, regarding Manulife’s annual meeting of shareholders held on April 30, 2002, excluding the sections entitled “Statement of Corporate Governance Practices”, “Mandate and Report of the Management Resources and Compensation Committee” and “Performance Graph”.*

7	Material Change Report of Manulife dated December 12, 2002 with respect to the Offer.*

8	Audited comparative financial statements of Canada Life for the year ended December 31, 2001, together with the auditors’ report thereon as set out on pages 58 to 91 of Canada Life’s 2001 Annual Report for the year ended December 31, 2001.*

9	Canada Life’s unaudited comparative interim consolidated financial statements for the nine months and three months ended September 30, 2002, as set out on pages 9 to 19 of Canada Life’s Third Quarter Report to Shareholders for the quarter ended September 30, 2002 (Incorporated by reference to Canada Life’s Form 6-K as filed on November 6, 2002).

*Previously filed on Form CB on December 30, 2002.

3

PART III — CONSENT TO SERVICE OF PROCESS

     A written irrevocable consent and power of attorney on Form F-X was filed by Manulife concurrently with the filing of the Form CB on December 30, 2002.

4

PART IV — SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MANULIFE FINANCIAL CORPORATION

By:	/s/ Dale W. J. Scott

Name:	Dale W. J. Scott
Title:	Senior Vice President and General Counsel
Date:	January 27, 2003

5

Attachment G

Building a Global Force in Financial Services

The Manulife offer for your Canada Life shares is a compelling opportunity for you to:

•	Receive Cdn. $40 for shares that were worth Cdn. $31 in December and Cdn. $17.50 just over three years ago

•	Choose between cash and shares in Manulife — a larger, more dynamic international company

•	Receive payment in your local currency

Your decision to tender your Canada Life shares now:

•	Has no effect on your Canada Life policy

•	Does not limit your choices later

•	Can help turn two companies with complementary operations into one of the world’s largest insurance companies

And it is your decision.

To learn more, please look inside...

January 24, 2003

Dear Canada Life Shareholder:

I wrote you on December 27th enclosing the offer from Manulife Financial to purchase your shares of Canada Life Financial Corporation. By this time, we hope you are actively considering tendering your shares to our offer. Some Canada Life shareholders have already accepted our offer in advance of the scheduled February 28th expiry and tendered their shares.

“We are offering full and fair value”

We encourage you to join them and tender your shares now — secure in the knowledge that you can change your mind later. If you prefer to take more time to examine the Manulife offer, we are confident you will find we are offering full and fair value for your shares. We are providing you with attractive choices and making it as convenient as possible for you to tender your shares to the offer. But we know that, in the end, it is your decision.

Manulife is offering you a choice of Cdn. $40 (US$26.10)(1) in cash or 1.055 Manulife shares for each of your Canada Life shares. The offer is substantially more than the market value of your Canada Life shares before Manulife announced its offer and more than double the issue price at the time of Canada Life’s demutualization.

We believe no other company is a better strategic fit with Canada Life than Manulife. That is why we are prepared to pay a 30 percent premium over the market price prior to the announcement of our offer on December 9th. That belief appears to be well grounded since, more than seven weeks later, no other alternative has emerged.

“The Manulife offer is attractive to Canada Life shareholders.”

The Manulife offer is attractive to Canada Life shareholders not just because of the premium, but because of the choice it provides. Some will find the cash attractive, of course, depending on their circumstances. We have agreed to pay shareholders in Canada, the United States, the United Kingdom and Ireland in local currency.

(1)	United States dollar values shown are based on the exchange rate as of January 22, 2003. Actual proceeds to be received will be based on the exchange rate at the time of payout as described in the Offering Circular.

“Participate in the growth potential of Manulife.”

Accepting Manulife shares is an opportunity to become an owner of a financially strong, larger, more dynamic organization that will combine the complementary operations of the two companies into a Canadian-based global force in financial services. It will offer a wide range of leading products and services in North America, Europe and Asia. Canada Life shareholders who elect to receive Manulife shares can participate in the growth potential of Manulife, which combines a financially strong base with a management track record that over the past eight years includes delivering compound annual growth rates of 15 percent in funds under management, 21 percent in premiums and deposits, and 26 percent in earnings per share.

“This offer is about you as an owner of Canada Life shares.”

We are gratified by the response to our offer so far, but we have also learned that some shareholders need more clear and practical information in order to make a decision. In many cases, because they received shares as a result of holding Canada Life insurance policies, they are both policyholders and shareholders. We are writing only to people who have been identified as Canada Life shareholders and it is important to understand that this offer is about you as an owner of Canada Life shares — not as a customer. Your decision to accept our offer does not affect your life insurance or annuity policy — it will continue to be honored.

“The final decision is yours.”

We made this offer because we believe it is in the best interests of the shareholders of Canada Life and of Manulife. For their own reasons, the management and Board of Directors of Canada Life don’t agree. The important thing to remember is that, in the end, the final decision is yours. You and your fellow shareholders are the owners of Canada Life; not the Board, and not management. You are entitled to decide what is in your best interests.

“To receive the benefits of the offer, you will need to act.”

If you agree that the Manulife offer is attractive, it will not be enough to wait for the offer to be completed. To receive the benefits of the offer, you will need to act. We have set out to persuade enough Canada Life shareholders to tender their shares so that we will have two-thirds of Canada Life’s shares after the offer is completed. Every share — and every single shareholder — counts. It is their collective voice — your voice — that will determine whether the Manulife offer is successful. Your decision to tender your shares may very well be what allows you, and so many other shareholders, to receive the full value for their Canada Life investment. On the other hand, should Manulife’s Cdn. $40 (US$26.10)(1) offer not be completed successfully, you should understand that there is no reason to expect Canada Life shares to maintain their current price.

Manulife believes its offer will be appealing to you as a shareholder. And we are doing all we can to make this process as clear and easy for you as possible. We have previously sent you the formal offer and a Letter of Transmittal. If you have already submitted this, you do not need to do anything further. We thank you for your support.

“We can help.”

If you have not yet tendered your shares to the offer, we can help. Along with this letter, we are sending you some answers to commonly asked questions and simple instructions to guide you through the steps necessary to tender your shares. Also included is an additional green Letter of Transmittal, which we have personalized. We encourage you to complete and submit it in the enclosed reply envelope along with your Canada Life share certificate or ownership statement, if you have not already done so.

If you need further information or have any other questions, we also encourage you to visit us on the Internet at www.manulife.com or call:

North America	United Kingdom/Europe:	Rest of the World:
(English) 1-800-322-2885 (French) 1-888-410-7852	020-7864-9132 Ireland: 01-277-1029	call collect to the U.S. 212-929-5500

Once again, we ask you to consider both the immediate and long-term value in our offer. Review our materials. Contact us. Consult with your financial advisor. Then make your own decision.

We hope and believe that you will decide to take action and support the Manulife offer by tendering your Canada Life shares.

Yours very truly,

Dominic D’Alessandro
President and Chief Executive Officer

U.S.

Attachment H

Shareholders Ask

Q:	What do I have to do to take advantage of this offer?

A:	The process is easy. Just complete the enclosed green Letter of Transmittal form and mail it to us so that we receive it by February 28, 2003, along with your Share certificate or Share Ownership Statement in the enclosed reply envelope. Step-by-step instructions for filling out the form are provided with this package. Or, you can call our hotlines and the specialists there would be happy to guide you through the form and answer any questions you might have.

Q:	What do I do if I cannot find my Share Certificate or Share Ownership Statement?

A:	You will need to get a replacement to send in with the form. This can only be done through Canada Life’s transfer agent, Computershare Investor Services. Please call them to request a replacement: in Canada and the United States at 1-833-284-9137; in the United Kingdom at 0870-702-0164; and in Ireland at 0044-870-702-0164.

Q:	How will I be taxed on these shares (or cash) when I get them?

A:	The tax treatment of shares and or cash received through this offer will depend on your individual tax situation and the country in which you live. We have outlined the general tax treatment below. For specific advice we strongly recommend you contact a tax advisor or your local tax authority.

In Canada, provided you file the necessary tax elections (we will send you the appropriate forms separately), there will be no immediate taxation on the shares received, and any cash you receive together with the shares may also be tax free. If you receive cash only, however, any capital gain realized will be immediately taxable.

In the United Kingdom and Ireland: Tax on the shares received in this offer would be deferred until you decide to sell the shares. Any cash you receive would likely result in a capital gain subject to tax. There may be capital gains exemptions available that you can use to reduce or eliminate the tax on cash received.

In the United States: Tax is immediately payable on any shares or cash received in this offer.

Q:	Will I be paid in Canadian dollars or local currency?

A:	Manulife will pay in local currency for shareholders who receive cash under the offer. Shareholders living in Canada will be paid in Canadian dollars, those in the United States will be paid in US dollars, those in the United Kingdom in pounds sterling and those in Ireland in Euro.

Q:	Is this a fair offer?

A:	This offer gives you the opportunity to realize a 30% higher value for your shares than was possible on the date of the announcement of the offer and more than double the price of the shares when Canada Life demutualized and went public in October of 1999. If you receive Manulife shares, you will participate through share ownership in the future growth potential of a dynamic Canadian global financial leader.

Q:	Has the Board of Canada Life approved the offer? Is this their decision or mine?

A:	The decision about your shares is completely up to you. Only you can decide what is best for you and your financial future.

Q:	What if I change my mind?

A:	Manulife is confident that you will find our offer attractive, reflecting the full and fair value of your shares in Canada Life. However, if you change your mind after tendering, you can withdraw your shares at any time until Manulife takes them up.

Policyholders Ask

Q:	Why did I get this mailing? I never bought shares of Canada Life.

A:	You are receiving this mailing because you are listed as a shareholder of Canada Life. When Canada Life demutualized and became a public company in October of 1999, shares in the company were distributed to all eligible policyholders. You did not have to do anything to get these shares, they were simply given to you because you were an eligible policyholder.

Q:	Does this affect my Canada Life insurance policy?

A:	Absolutely not. This offer has no effect on your policy, its benefits or obligations.

Q:	Can I get more insurance if I take this offer?

A:	Manulife’s offer relates only to Canada Life shares and not to insurance policies. If you are interested in purchasing more insurance, please contact your insurance agent or financial advisor.

Need to Know More?

Manulife Hotlines have been established to answer any questions relating to this offer. Staff are waiting to assist you.

Call free of charge to the numbers below.

North America (Mon – Sat)	English: 1-800-322-2885
(8:00 a.m. to 10:00 p.m. ET)	French: 1-888-410-7852

United Kingdom/ Europe (Mon – Sat)	020-7864-9132
(8:30 a.m. to 8:00 p.m. GMT)

Ireland (Mon – Sat)	01-277-1029
(8:30 a.m. to 8:00 p.m. GMT)

Rest of the World (Mon – Sat)	Call collect to (US) 212-929-5500
(8:00 a.m. to 10:00 p.m. ET)

You can also learn more about Manulife and our offer at www.manulife.com.

Attachment I

Step by Step Instructions on How To Tender Your Shares

1.	If you want the shares/cash sent to you at the mailing address we have on record.

CANADIAN RESIDENTS

a)	Go to Page 3 of the green Letter of Transmittal Form.

In BOX 2, choose EITHER

•	Cdn. $40 cash for each Canada Life share by marking an X for Choice A (Cash Alternative), OR

•	1.055 Manulife shares plus Cdn. $0.01 for each Canada Life share by marking an X for Choice B (Share Alternative).

b)	Turn to Page 5, in the Section ‘SHAREHOLDER SIGNATURE’

•	Sign and date the form as indicated on the right side of the ‘Shareholder Signature’ section. Don’t forget to have everyone who is named as an owner of these shares sign on this form.

c)	Put the completed Form and your Share Certificate or Share Ownership Statement into the Reply envelope provided.

d)	PLEASE DO NOT SEND IN THE FORM WITHOUT EITHER A SHARE CERTIFICATE OR A SHARE OWNERSHIP STATEMENT.*

e)	Mail in time for us to receive it by February 28, 2003.

UNITED STATES RESIDENTS

a)	Go to Page 3 of the green Letter of Transmittal Form.

In BOX 2, choose EITHER

•	Cdn. $40 cash for each Canada Life share by marking an X for Choice A (Cash Alternative), OR

•	1.055 Manulife shares plus Cdn. $0.01 for each Canada Life share by marking an X for Choice B (Share Alternative).

b)	Turn to Page 4, in Box C enter your Social Security number.

c)	Go to Page 5, in the Section ‘SHAREHOLDER SIGNATURE’

•	Sign and date the form as indicated on the right side of ‘Shareholder Signature’ section.
Don’t forget to have everyone who is named as an owner of these shares sign on this form.

•	If you hold an Ownership Statement, have your signature guaranteed (left side of the ‘Shareholder Signature’ section)

d)	Go to Page 10. Complete the Substitute Form W9. This will ensure that you are not subject to additional tax.

e)	Put the completed Form and your Share Certificate or Share Ownership Statement into the Reply envelope provided.

f)	PLEASE DO NOT SEND IN THE FORM WITHOUT EITHER A SHARE CERTIFICATE OR A SHARE OWNERSHIP STATEMENT.*

g)	Mail in time for us to receive it by February 28, 2003.

*	If you cannot find your Share Certificate or Share Ownership Statement, call Computershare Investor Services (Canada Life’s transfer agent) at 1-833-284-9137 and request a replacement immediately.

2.	If you want to do anything else (or would just like assistance in completing the form).

If you want to send the shares or cash to a different address, change the name in which the shares are registered, pick up the shares/cash yourself, split your tendered shares, etc.

•	Call our HOTLINE (numbers on the reverse) and customer service personnel will guide you through the other boxes on the form that you will need to complete.

•	This will take about 5 minutes.

WE NEED TO HEAR FROM YOU

We have been contacting shareholders to make sure that the forms were received and that all your questions about the offer have been answered.

If you have not heard from us, or if you have any questions at all or would like to make a comment, we invite you to call the Manulife Information Hotline.

CANADA and THE UNITED STATES For English call 1-800-322-2885	8:00 a.m. to 10:00 p.m. ET (Mon-Sat) For French call 1-888-410-7852

UNITED KINGDOM and EUROPE Call 020-7864-9132	8:00 a.m. to 8:00 p.m. GMT (Mon-Sat)

IRELAND Call 01-277-1029	8:00 a.m. to 8:00 p.m. GMT (Mon-Sat)

REST OF THE WORLD Call Collect (U.S.) 212-929-5500	8:00 a.m. to 10:00 p.m. ET (Mon-Sat)

NOTE:	For simple STEP BY STEP instructions on HOW TO TENDER YOUR SHARES see the reverse of this page, or call one of the Hotline numbers above and we would be happy to assist you.

Manulife has retained ScotiaMcLeod (a division of Scotia Capital Inc.) and TD Securities to contact Canada Life shareholders in Canada to provide them information regarding the offer. If you live in Canada, you may have also received a letter or phone call from ScotiaMcLeod or TD Waterhouse (acting on behalf of TD Securities) with respect to this offer.